Exhibit 1.2

CONTRACT

by and between

Brera Milano S.r.l., Tax Code 09703750969, with registered office in Piazza San Giorgio 2, Milan (Italy), a company incorporated under Italian law, in the person of its legal representative pro tempore Francesca Duva, (hereinafter “Brera Milano”)

and

“Tavan Tolgoi Tulshiin Ilch Sport Club NGO”, State registration Code 6611486, with registered office in 6th Door, 19th Apartment, 5th Khoroo, Chingeltei Distreect, Ulaanbaatar City (Mongolia), a sports association incorporated under Mongolian law, in the person of its Chairman Mr. Chinsanaa Jargalsaikhan (hereinafter “Tavan Tolgoi Tulshiin Ilch Sport Club NGO” or the “Club”),

hereinafter individually also the “Party” and jointly also the “Parties”,

whereas:

i.	“Tavan Tolgoi Tulshiin Ilch Sport Club NGO” is a football club, in the legal form of a sports association, operating in Mongolia, where it plays, for the 2023-24 season, in the first national football division “Premier League”;

ii.	Brera Milano is an Italian company focused on football operations on a global scale, mainly through the spreading of its brand and its know-how to other clubs;

the following is agreed and stipulated

Art. 1 – Premises

1.1	The premises form an integral and substantial part of this agreement.

Art. 2 – Subject of this “Contract”

2.1	Brera Milano will appoint the new Board and Chairman of the Association, in accordance with the Mongolian Law and the Mongolian Football Federation regulation. If, due to legal impossibility, Brera Milano will not be allowed to appoint its own Chairman, Tavan Tolgoi Tulshiin Ilch Sport Club NGO undertakes to appoint the person who will assume this role by mutual agreement with Brera Milano and to ensure this Chairman takes all sporting, commercial, strategic and communication decisions in compliance with the guidelines indicated by Brera Milano. The Parties expressly acknowledge that in case of violation of this agreement Brera Milano will have the right to terminate this Contract immediately.

2.2	Brera Milano grants its trademark and logo to the Club for use, in accordance with the Mongolian Football Federation regulation. The official authorization from the Mongolian Football Federation to rebrand the Club, with the inclusion of the term “Brera” in its name, must arrive before October 31, 2023.

2.3	The Parties expressly acknowledge that in case of lack of authorization from the Mongolian Football Federation, Brera Milano will have the right to terminate this Contract immediately.

Art. 3 – Obligations and declarations of the Parties

3.1	To accompany the transition process referred to in point 2.1, and upon the fulfillment of the conditions referred to in point 2.2, Brera Milano undertakes to pay Tavan Tolgoi Tulshiin Ilch Sport Club NGO, through people indicated by the club, a total fee of USD 30,000, broken down as follows:

i.	USD 12,000 at the signing of this Contract;

ii.	USD 18,000, that will be paid in 6 months, monthly pro rata (USD 3,000 per month), from November 2023 to April 2024 in favor of one or more beneficiaries to be indicated by the Club.

3.2	The Club undertakes to guarantee regarding the absence of legal and financial disputes, debts and other pending matters of any nature with internal or external parties.

3.3	The current Club management undertakes to actively support Brera Milano in the search of sponsorship contracts with third-party companies in favor of the Club, to be invoiced directly by the Club or by other companies indicated by Brera Milano, For this purpose, it also undertakes to provide the sponsorship contracts signed with California Ice Tea, 1 X Bet and Mr. Haore, as per the prospectus previously provided and here attached (annex 1). On the other hand, Brera Milano will activate a series of actions and investments to develop the visibility of the Club in Mongolia, in Italy and in its international circuits.

3.4	Brera Milano undertakes to take over all the Club costs starting from the season resumption in March 2024, whilst, as previously agreed, the Club costs for October and November 2023 will be covered by the current Club management.

3.5	The payment of the contribution referred to in point 3.1, as well as the granting from Brera Milano of its trademark and logo, will be interrupted in the events of failure to comply with the conditions referred to in points 2.1, 3.2, 3.3 and 3.4.

Art. 4 – Duration

4.1	Without prejudice to Brera Milano’s right to terminate this Contract pursuant to the previous articles 2.1, 2.3, 3.2, 3.3 and 3.4, this agreement will have a duration of five years with tacit renewal of five years in five years, subject to withdrawal to be communicated with at least 90 (ninety) days’ notice.

Art. 5 – Contract Amendments.

5.1	Any modification of this document must be agreed in writing between the Parties.

Art. 6 – Communications

6.1	Any communication, requested or in any case necessary in relation to this agreement, will be considered effectively and validly carried out, under penalty of nullity, only if resulting from a written document with proof of receipt sent to the other Party to the following addresses:

(i)	for Brera Milano S.r.l.:

Address: Piazza San Giorgio 2 – 20123 Milan (Italy)

E-mail: info@breramilanogroup.com

(ii)	for Tavan Tolgoi Tulshiin Ilch Sport Club NGO:

Address: 6th Door, 19th Apartment, 5th Khoroo, Chingeltei Distreect, Ulaanbaatar City (Mongolia)

E-mail: chinsanaa80@gmail.com

Art. 7 – Confidentiality clauses

7.1	The Parties undertake to keep confidential all data, information (written or oral) and news concerning the Parties, their activities and business (the “Confidential Information”), obtained or received as a result of the discussions that led to the signing of this agreement.

Art. 8 – Governing law and jurisdiction

8.1	What is agreed in this agreement is subject to the application of Italian law and to the competence of the Italian jurisdiction.

All disputes that may arise in relation to this private agreement, including, by way of example but not limited to, those relating to its validity, effectiveness, interpretation, execution and resolution, will be the exclusive jurisdiction of the Court of Milan.

Read, agreed and undersigned.

Place and date Ulaanbaatar 27th September, 2023

Brera Milano S.r.l	Tavan Tolgoi Tulshiin Ilch Sport Club NGO

ANNEX 1

CALIFORNIA ICE TEA 60,000,0000 төгрөг=17,216 USD

1X BET 34,865,000 төгрөг =10,000 USD

MR. HAOTE 50,000,000 төгрөг =14,347 USD

Read, agreed and undersigned.

Place and date Ulaanbaatar 27th September, 2023

Brera Milano S.r.l	Tavan Tolgoi Tulshiin Ilch Sport Club NGO

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